Tel Aviv, January 30, 2015

Via Edgar
Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Syneron Medical Ltd. Form 20-F Filed March 19, 2014 File No. 1-34559

Dear Mr. James:

We enclose responses to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in its comment letter, dated December 19, 2014, with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

For your convenience, the comments of the Staff have been restated below in their entirety in bold, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the above-referenced Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 15. Controls and Procedures, page 122

1.
Management's Annual Report on Internal Control Over Financial Reporting in paragraph three of section (b) does not identify the version of the Committee of Sponsoring Organizations of the Treadway Commission's Internal Control - Integrated Framework that was used to perform your assessment as required by Item 15(b)(2) of Form 20-F. On page F-3, your independent registered public accounting firm issued its report based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Please tell us the framework you used - i.e., whether you used the 1992 Framework or the Updated Framework issued in 2013, and confirm that you will revise future filings to include a report that identifies the version of the COSO Integrated Framework you used in the assessment.

In response to the Staff's comment, we confirm that (i) Syneron Medical Ltd. ("Syneron" or the "Company") used the 1992 Framework in the Form 20-F and (ii) the Company will revise future filings to include a report that identifies the version of the COSO Integrated Framework we used in the assessment.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

2.
In the fourth paragraph of your auditors' report, the date in the sentence is missing. As required in future filings, please request your auditors to comply with paragraph 88 of AS 5 and include the date of the report.

In response to the Staff's comment, we have requested that our auditors comply with paragraph 88 of AS 5 and include the date of the report in future filings.

Note 1. General

b. Business Combinations and Other Acquisitions/Disposals during 2013, 2012 and 2011

1. Syneron Beauty Ltd, page F-15

3.
Please provide us with your analysis of the accounting for the contribution of your Syneron Beauty subsidiary and related home-use businesses to Iluminage Beauty in exchange for 100% of the common shares of that entity. Your response should include your complete analysis of the transaction beginning with your consideration of whether or not Iluminage Beauty is a VIE and whether or not you are the primary beneficiary. Your response should also explain your analysis in determining your election to recognize the investment at fair value at each reporting date with changes in the fair value recognized in earnings under other expenses (income), net.

In response to the Staff's comment, we respectfully advise the Staff that we are consulting with Unilever Ventures, the counterparty to the joint contribution agreement that created Iluminage Beauty Ltd. ("Iluminage Beauty"), regarding a response that we have drafted to this comment. Our agreements with Unilever Ventures regarding Iluminage Beauty require consultations prior to public disclosure of the details of those agreements.

Note 2. Significant Accounting Policies

h. Inventories, page F-23

4.
You disclose that you provide an inventory reserve for slow-moving items. Please tell us how you consider other circumstances that may provide evidence that the utility of the goods, in their disposal in the ordinary course of business, will be less than cost due to circumstances such as physical damage or deterioration, changes in price levels, or other causes. Please refer to FASB ASC 330-10-35-1.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

The Company acknowledges the Staff's comment and will modify its accounting policy disclosure in future filings to clarify the foregoing.

5.
You disclose that you determine the cost of raw materials based on standard cost. Please explain how you considered the accounting and disclosure required by FASB ASC 330-10-30-12.

In response to the Staff's comment, we respectfully advise the Staff that raw materials are based on standard cost which approximates actual costs on a first in, first out basis. We calculate at least on a quarterly basis the variances between our items' standard cost and the latest purchasing prices of those items; these variances are investigated and adjustments are made as necessary.

r. Fair Value of Financial Instruments, page F-28

6.
You disclose here and on pages F-39 and 63 that the fair value of the company's equity interest in Iluminage Beauty was calculated by a third party. Please describe to us and revise future filings to clarify the nature and extent of the third party appraiser's involvement and management's reliance on the work of the independent appraisers. Please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, and which would be applicable to the extent your Form 20-F is incorporated by reference into any registration statement.

In response to the Staff's comment, we respectfully advise the Staff that the Company’s Board of Directors is ultimately responsible for determining the fair market value of the Company’s equity interest in Iluminage Beauty. To assist it with this task, the Board commissioned a valuation report from an independent, third-party valuation firm. The valuation firm met with the Company’s management to gather the necessary information for the valuation. The valuation firm delivered a written report to the Company’s management and Board containing analysis and recommendations regarding the fair market value of the Company’s equity interest in Iluminage Beauty. Management reviewed the report and considered the reasonableness of the assumptions, methodologies, analysis and conclusions set forth in the report. The Board and the management also considered other factors, included but not limited to consideration of external market conditions affecting the home use aesthetic industry, and Iluminage Beauty’s projected results of operations and financial position. After deliberation, the Board determined the fair market value of the Company’s equity interest in Iluminage Beauty.

In addition, the Company did not summarize or include the valuation firm’s report in the Form 20-F because the valuation firm did not prepare or certify any part of the Form 20-F, or prepare or certify a report or valuation for use in connection with the Form 20-F. Accordingly, the Company respectfully submits that no consent should be required pursuant to Rule 436(b) of Regulation C because the Company does not deem the valuation firm as an expert.

The Company confirms that in its future filings it will revise the disclosure to clarify the foregoing.

Note 16. Equity, page F-52

7.
On page F-57, you disclose that you base the risk-free interest rate assumption on observed interest rates appropriate for the term of your employee stock options. Please tell us in more detail the nature of the observed rates you use in your calculations and how you considered FASB ASC 718-10-55-28. In future filings please clarify your disclosure. Refer to FASB ASC 718-10-50-2(f)(2)(iv).

In response to the Staff's comment, we respectfully advise the Staff that our share based payments are denominated in U.S. dollars. Consequently, in accordance with ASC 718-10-55-28, when the binomial model is applied, we looked for yields on U.S. treasury zero-coupon bonds with maturity that is commensurate with the contractual term of the award.

The Company confirms that in its future filings it will revise the disclosure to clarify the foregoing.

In connection with the Form 20-F, the Company hereby acknowledges that:

•     the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 20-F; and

•     the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please contact Perry Wildes of Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co at 972-3-607-4520.

Very truly yours, /s/ Hugo Goldman Hugo Goldman Chief Financial Officer

cc:	Gene Kleinhendler, Adv. Perry Wildes, Adv.